Exhibit 3.1

ARTICLE  5 – CORPORATE CAPITALIZATION

    5.1       The Corporation is authorized to issue two classes of stock.  One class of stock shall be common stock, par value $0.001, of which the Corporation shall have the authority to issue 1,800,000,000 shares.  The second class of stock shall be preferred stock, par value $0.001, of which the Corporation shall have the authority to issue 5,000,000 shares. The Board of Director(s) of the Corporation may authorize the issuance from time to time of shares of its stock of any class, whether now or hererafter authorized, or securities convertible into shares of its stock of any class, whether now or hereafter authorized, for such consideration as the Board of Director(s) may deem advisable, subject to such restrictions or limitation, if any, as may be set forth in the bylaws of the Corporation.

Of the 5,000,000 shares of preferred stock authorized, 3,000,000 shall be designated as Series A Preferred Stock, 300,000 shall be designated as Series B Preferred Stock and 1,000,000 shall be designated as Series C Preferred Stock which series shall have the designations, powers, preferences and relative and other special rights and the following qualifications, limitations and restrictions set forth below:

The foregoing Amendment was adopted by the Board of Directors of the Company pursuant to the Florida Business Company Act on November 30, 2011 and approved by a majority of the shareholders of the Company’s stock. Therefore, the number of votes cast for the Amendment to the Company’s Articles of Incorporation was sufficient for approval.

IN WITNESS WHEREOF, the Company has caused this Amendment to its Articles of Incorporation to be executed by its duly authorized officer this November 30, 2011.

US Natural Gas Corp

/s/ Wayne Anderson
President